UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Parque Vía 190
Colonia Cuauhtémoc
06599 México, D.F., México
Tel.: 52 (55) 5222-1774

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series L Shares, without par value
Series A Shares, without par value
5.50% Senior Notes due 2015
8.75% Senior Notes due 2016
5.500% Senior Notes due 2019
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.                                Exchange Act Reporting History

A.
Teléfonos de México, S.A.B. de C.V. (“Telmex”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in May 13, 1991, when its registration statement on Form F-1 filed with the United States Securities and Exchange Commission (the “Commission”) became effective.

B.
Telmex has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F.  Telmex has filed at least one annual report under Section 13(a) on Form 20-F in the 12 months preceding the filing of this form.

Item 2.	Recent United States Market Activity

Telmex last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended, on August 25, 2010.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for Telmex’s Series L Shares and Series A Shares is the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”) in Mexico City, Mexico.

B.
Telmex’s Series L Shares and Series A Shares began trading on the Mexican Stock Exchange in Mexico on May 14, 1991 and February 6, 1951, respectively.  Telmex has maintained a listing of its Series L Shares and Series A Shares on the Mexican Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.
The percentage of trading of Telmex’s Series L Shares and Series A Shares that occurred on the Mexican Stock Exchange as of a recent 12-month period from July 15, 2011 to July 15, 2012 was 66% for the Series L Shares and 74% for the Series A Shares.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

At March 20, 2012, Telmex had 70 record holders of its Series L Shares that are United States residents, and 39 record holders of its Series A Shares that are United States residents.

Item 6.	Debt Securities

At  June 21, 2012, Telmex had 59 record holders of its 5.50% Senior Notes due 2015 and 33 record holders of its 5.500% Senior Notes due 2019, in each case on a worldwide basis and as determined on the basis of the records of the Depository Trust Company.

At May 22, 2012, Telmex had 21 record holders of its 8.75% Senior Notes due 2016 on a worldwide basis, as determined on the basis of the records of Euroclear and Clearstream.

Item 7.	Notice Requirement

On July 16, 2012, Telmex published a press release, which was disseminated by Bloomberg, announcing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 99.1	Press Release dated July 16, 2012.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Teléfonos de México, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Teléfonos de México, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/s/ Carlos Fernando Robles Miaja
Date: July 16, 2012	Name:	Carlos Fernando Robles Miaja
	Title:	Chief Financial Officer